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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                              TRANSMETA CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    89376R10
                         ------------------------------
                                 (CUSIP Number)


                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [_] Rule 13d-1(b)

              [_] Rule 13d-1(c)

              [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------                         ------------------------------
CUSIP NO. 89376R10                  13G                Page 2 of 8 Pages
-------------------------                         ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States of America
-------- -----------------------------------------------------------------------
               ----- -----------------------------------------------------------
                 5    SOLE VOTING POWER

 NUMBER OF            -0- shares
  SHARES       ----- -----------------------------------------------------------
BENEFICIALLY     6    SHARED VOTING POWER
  OWNED BY
    EACH              7,908,666 shares (1)
 REPORTING     ----- -----------------------------------------------------------
   PERSON        7    SOLE DISPOSITIVE POWER
    WITH
                      -0- shares
               ----- -----------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      7,908,666 shares (1)
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,908,666 shares (1)
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.2%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                         ------------------------------
CUSIP NO. 89376R10                  13G                Page 3 of 8 Pages
-------------------------                         ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vulcan Ventures Incorporated
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION


         State of Washington
-------- -----------------------------------------------------------------------
               ----- -----------------------------------------------------------
                 5    SOLE VOTING POWER

 NUMBER OF            -0- shares
  SHARES       ----- -----------------------------------------------------------
BENEFICIALLY     6    SHARED VOTING POWER
  OWNED BY
    EACH              7,908,666 shares (1)
 REPORTING     ----- -----------------------------------------------------------
   PERSON        7    SOLE DISPOSITIVE POWER
    WITH
                      -0- shares
               ----- -----------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      7,908,666 shares (1)
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,908,666 shares (1)

--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.2%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a).  Name of Issuer:   Transmeta Corporation

Item 1 (b).  Address of Issuer's Principal Executive Offices:

             3940 Freedom Circle
             Santa Clara, CA  95054


Item 2 (a).  Name  of  Person  Filing:  Paul  G.  Allen  and  Vulcan  Ventures
Incorporated

Item 2 (b).  Address of Principal Business Office or, if none, Residence:

             505 Union Station, 505 Fifth Avenue, Suite 900
             Seattle, Washington  98104



Item 2 (c). Citizenship: Paul G. Allen is a citizen of the United States of America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

Item 2 (d). Title of Class of Securities: Common Stock, par value $0.00001 per share.

Item 2 (e).  CUSIP Number:  89376R10



Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.   Ownership

  (a) Amount Beneficially Owned:  7,908,666 shares (1)

  (b) Percent of Class:  6.2% (1)

  (c) Number of Shares as to which Such Person has:

      (i)    sole power to vote or to direct the vote                 -0- shares
      (ii)   shared power to vote or to direct the vote               7,908,666
shares (1)
      (iii)  sole power to dispose or to direct the disposition of    -0- shares
      (iv) shared power to dispose or to direct the disposition of 7,908,666 shares (1)

     ----------------
     (1) Percentages are based upon 127,752,858 pro forma shares of Common Stock, as reported in the issuer's Form S-1/A filed with the Securities and Exchange Commission on November 6, 2000. Shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].
                                  Page 4 of 8

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.


Item 8.   Identification and Classification of Members of the Group

          Not applicable.


Item 9.   Notice of Dissolution of Group

          Not applicable.


Item 10.  Certification

          Not applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   VULCAN VENTURES INCORPORATED



     February 8, 2001             By: /s/ William D. Savoy
                                       -----------------------------------------
                                       William D. Savoy, Vice President


     February 8, 2001                                  *
                                   ---------------------------------------------
                                   Paul G. Allen


                                  *By: /s/ William D. Savoy
                                       -----------------------------------------
                                   William D. Savoy  as  Attorney-in  Fact  for
                                   Paul G. Allen pursuant to a Power of Attorney
                                   filed   on   August  30,  1999,   with   the
                                   Schedule 13G of Vulcan Ventures Incorporated
                                   and Paul G. Allen for Pathogenesis, Inc. and
                                   incorporated herein by reference.

                                  EXHIBIT INDEX

Exhibit                                     Description
-------                                     -----------

 99.1                                       Joint Filing Agreement

                                  EXHIBIT 99.1

                             Joint Filing Agreement
                             ----------------------


     We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Dated:  February 8, 2001.

                                   VULCAN VENTURES INCORPORATED



                                   By: /s/ William D. Savoy
                                       -----------------------------------------
                                       William D. Savoy, Vice President


                                                        *
                                   ---------------------------------------------
                                   Paul G. Allen


                                  *By: /s/ William D. Savoy
                                       -----------------------------------------
                                   William D. Savoy  as  Attorney-in  Fact  for
                                   Paul G. Allen pursuant to a Power of Attorney
                                   filed   on   August  30,  1999,   with   the
                                   Schedule 13G of Vulcan Ventures Incorporated
                                   and Paul G. Allen for Pathogenesis, Inc. and
                                   incorporated herein by reference.